609 Main Street

Houston, TX 77002

United States

+1 713 836 3600

www.kirkland.com

April 20, 2023

VIA EDGAR

Attention:	Cheryl Brown
Irene Barberena-Meissner
Mark Wojciechowski
John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Kodiak Gas Services, Inc.
Registration Statement on Form S-1
Filed March 31, 2023
File No. 333-271050

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), Kodiak Gas Services, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form S-1 (the “Registration Statement”) concurrently with the submission of this letter.

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 12, 2023, from the staff of the Division of Corporation Finance of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in bold and italics). Where applicable, we have referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the revised Registration Statement (the “Prospectus”) that address the Staff’s comment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Registration Statement on Form S-1 filed March 31, 2023

Risk Factors

Austin    Bay Area    Beijing    Boston    Brussels     Chicago    Dallas    Hong Kong    London    Los Angeles    Munich    New York    Paris     Salt Lake City    Shanghai    Washington, D.C.

Securities and Exchange Commission

April 20, 2023

EQT may have interests that conflict with the interests of our other stockholders, page 47

1.

We note your disclosure here and elsewhere that pursuant to the Holdco Term Loan, EQT will be limited from taking or causing its subsidiaries from approving or taking certain actions without the consent of the lender, including amending organizational documents, authorizing equity issuances in excess of certain thresholds, incurring indebtedness for borrowed money (other than indebtedness under your ABL Facility, certain working capital and ordinary course financings, and indebtedness otherwise permitted by the ABL Facility (other than certain unsecured debt)), materially modifying your dividend policy, entering into certain affiliate transactions or entering into a voluntary liquidation or the commencement of bankruptcy proceedings. Please revise your disclosure on page 121 regarding Kodiak Holdings’ rights under its Stockholders’ Agreement accordingly. Also identify the lender that will hold these consent rights.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 48 and 123 accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Capital Expenditures, page 73

2.

We note your response to the final point of prior comment 2 explaining that your maintenance capital expenditures do not approximate your depreciation and amortization expense on an average basis “because of the nature of the maintenance required” and “the timing of the incurrence” of expenditures, which appears to be frequent in comparison to the estimated useful lives of your assets when they are first acquired.

You further explain that maintenance capital expenditures “are typically incurred on a four-year cycle” and “focus primarily on replacing significant parts” that are depreciated over four years. As such, we understand that your maintenance capital expenditures do not maintain your assets indefinitely though cover the replacement of faster wearing components until certain longer wearing components that are either uneconomical or impractical to replace are no longer serviceable.

If this is correct, please modify your description of maintenance capital expenditures on page 73, which presently states that these are “made to maintain the operating capacity” of your assets, to clarify that your ability to maintain the operating capacity

Securities and Exchange Commission

April 20, 2023

of your assets with the amounts designated as maintenance capital expenditures is limited to extending or maximizing the service lives of your assets over the near term, and that such amounts are not sufficient to sustain operating capacity over the long term. Also clarify, with respect to the 15-25 year useful lives of compression units disclosed on page F-18, the extent to which these lives may be increased with maintenance capital expenditures.

Please similarly clarify disclosures elsewhere in the filing that either present or utilize maintenance capital expenditures in other computations such as the measures of discretionary cash flow and free cash flow on page 80.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 24, 74, 81, 82 and F-18 accordingly.

3.

Please clarify how you are presenting the costs of replacement when such assets are no longer serviceable. For example, given your description of growth capital expenditures on page 73, stating with regard to compression units that these are incurred “to expand the operating capacity or operating income capacity of assets,” while also indicating these include costs of various other assets and “general items that are typically capitalized to operate the business that have useful life beyond one year,” revise to clarify whether the costs you would consider to expand the income capacity of assets includes the replacement of compression units that are no longer serviceable.

If such costs are included in the amounts designated as growth capital expenditures, please qualify the description of the costs as necessary to clarify and reflect that such amounts also include costs that would maintain operating capacity. If such costs include costs that also maintain operating capacity, or costs that do not necessarily yield growth in operating capacity, this should be clear from your description and references to the measures here and elsewhere in the filing. Please also address your rationale for positioning the proceeds from the sale of capital assets in your computation of discretionary cash flow.

Response:

We respectfully acknowledge the Staff’s comment and have revised the disclosure on page 74 to clarify the Company’s description of growth capital expenditures in accordance with the Staff’s comment. We have also revised the reconciliation of discretionary cash flow on pages 24 and 81 to remove the adjustment for Proceeds from Sale of Capital Assets from the calculation of discretionary cash flow and apply such adjustment to the calculation of free cash flow.

Securities and Exchange Commission

April 20, 2023

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (713) 836-3786 or, in the undersigned’s absence, Jennifer Wu, P.C. at (512) 678-9150 or Atma Kabad at (713) 836-3364.

Sincerely,
/s/ Matthew R. Pacey, P.C.
Matthew R. Pacey, P.C.

cc:	Robert M. McKee (Chief Executive Officer, Kodiak Gas Services, Inc.)
John Griggs (Executive Vice President and Chief Financial Officer, Kodiak Gas Services, Inc.)
Kelly Battle (Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary, Kodiak Gas Services, Inc.)
Ryan J. Maierson (Latham & Watkins LLP)
Ramnik S. Dhesi (Latham & Watkins LLP)